

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


05007412


SEC MAIL PROCESSING
RECEIVED
APR 19 2005
WASH, D.C. 202 SECTION

11 April 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
APR 25 2005
THOMSON FINANCIAL



Cue Energy Resources Limited

A.B.N. 45 066 383 97



SEC MAIL
RECEIVED
APR 19 2005
WASH, D.C.

RELEASE

Jeruk 3D Seismic Survey Begins

Cue is pleased to report that Jeruk 3 (3D) dimensional seismic survey acquisition has begun in the Sampang Production Sharing Contract, offshore East Java, Indonesia.

Acquisition of 3D field data is expected to take to the end of April to be followed by around three months of data processing.

The survey is designed to provide better seismic control over the Jeruk discovery and over nearby undrilled prospects.

Acquisition of 3D seismic data over the eastern end of the Sampang Production Sharing Contract area has been completed and the data is being processed. Information from the eastern survey will be used to potentially locate drilling locations for wild cat wells to be drilled in the second half of 2005.

Oyong Participants

Participants in the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Company Limited	40%

Any written queries regarding the announcement should be directed to the company on (03) 9629 7318 or email mail@cuenrng.com.au.

Robert J Coppin
Chief Executive Officer

11 April 2005